UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

PHOTOAMIGO, INC.
(Name of Issuer)
Common Stock
 (Title of Class of Securities)
71931Q107
 (CUSIP Number)
Daniel W. Bennett
Hillel of Colorado
2390 S. Race St.
Denver, CO 80210
 (303) 777-2773
With copies to:
Rikard D. Lundberg
410 Seventeenth Street, Suite 2200
Denver, CO 80202
(303) 223-1232
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)
June 11, 2018
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
(Page 1 of 5 Pages)

SCHEDULE 13D
CUSIP No. 71931Q107
1	NAMES OF REPORTING PERSONS
HILLEL OF COLORADO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0 (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO (4)

(1) All shares held by Hillel (as defined below) were acquired as charitable donations made to Hillel. No consideration was used to acquire the shares.
(2) Hillel received all shares as charitable donations as described under Item 3. On June 11, 2018, Hillel sold all shares in a private transaction. Immediately before the closing of the sale, Hillel beneficially owned 1,024,167 shares.
(3) Hillel sold all shares in a private transaction on June 11, 2018. Immediately before the closing of the sale, Hillel beneficially owned 33.94% of the Issuer’s (as defined below) issued and outstanding common stock, based on 3,018,000 total shares of common stock outstanding on March 13, 2018 as reported in the Issuer’s Form 10-Q for the quarterly period ended January 31, 2018.
(4) Hillel is a nonprofit corporation established for a tax exempt purpose.

Item 1. Security and Issuer.
This Schedule 13D relates to the common stock of PhotoAmigo, Inc., a Nevada corporation (“PhotoAmigo” or the “Issuer”), with its principal executive offices located at 2532 Foothill Road, Santa Barbara, CA 93105.
Item 2. Identity and Background.
(a) This Schedule 13D is being filed by Hillel of Colorado, a Colorado nonprofit corporation (“Hillel”).
(b) The principal office of Hillel is located at 2390 S. Race St., Denver, CO 80210.
(c) Hillel of Colorado has a presence at three Colorado universities and its principal business is to provide students with a safe place to learn, socialize, hone their Jewish values, and develop leadership skills along with other Jewish university students.
(d) Hillel has not been convicted in a criminal proceeding in the past five years.
(e) Hillel has not, in the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Hillel acquired all shares of the Issuer’s common stock over time as charitable donations made to Hillel. No consideration was used to acquire the Issuer’s common stock held by Hillel. The following table sets forth the date of each donation, the name of each donor, Hillel’s beneficial ownership immediately after each donation, and Hillel’s percentage ownership of the Issuer’s issued and outstanding common stock immediately after each donation:
Date of Donation	Name of Donor	Shares (#)	Beneficial Ownership (#)	Beneficial Ownership (%)
December 5, 2013	Janice Puder Revocable Trust	125,000	125,000	4.14%
September 11, 2015	Robert Heckes	540,000	665,000	22.03%
February 26, 2016	Janice Puder Revocable Trust	196,250	861,250	28.54%
November 23, 2016	Gary A. Agron	37,917	899,167	29.79%
November 23, 2016	Gary A. Agron	125,000	1,024,167	33.94%

On June 11, 2018, Hillel sold all shares of the Issuer’s common stock in a private transaction.
Item 4. Purpose of Transaction.
Hillel acquired the shares of the Issuer’s common stock as charitable donations and held the shares as a passive investment.
On May 8, 2018, Hillel, Robert Heckes, Iliff Street Capital, LLC, Underwood Family Partners, LTD and Battersea Capital, Inc. (each individually, a “Seller” and collectively, the “Sellers”) and Xin Dong (the “Purchaser”) entered into a Stock Purchase Agreement (as amended, the “Purchase Agreement”). Under the terms of the Purchase Agreement, the Purchaser agreed to purchase and the Sellers, severely but not jointly, agreed to sell an aggregate of 2,800,000 shares of the Issuer’s common stock, representing approximately 92.97% of the Issuer’s issued and outstanding common stock. The parties amended the Purchase Agreement on May 30, 2018 to extend the deadline for closing to June 11, 2018, or such other date as agreed to by the parties. Under the Purchase Agreement, at the closing, all officers and directors of the Issuer immediately before the closing resigned after appointing three new directors designation by the Purchaser. The closing of the transaction occurred on June 11, 2018.

Immediately before the closing, Hillel owned a total of 1,024,167 shares of the Issuer’s common stock, representing 33.94% of the Issuer’s issued and outstanding common stock. After the closing, Hillel ceased to beneficially own any shares of the Issuer’ common stock.
Except as set forth in this Schedule 13D, Hillel has not formulated any plans or proposals that relate to or would result in: (i) any other material change in the Issuer’s business or corporate structure; (ii) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action that may impede the acquisition of control of the Issuer by any person; (iii) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter‑dealer quotation system of a registered national securities association; (iv) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (v) any action similar to any of those enumerated in this paragraph.
Item 5. Interest in Securities of the Issuer.
(a) As of the date of this Schedule 13D, Hillel does not own any shares of the Issuer’s common stock. Immediately before the closing of the sale under the Purchase Agreement, Hillel owned 1,024,167 shares of the Issuer’s common stock, which constituted approximately 33.94% of the Issuer's issued and outstanding common stock. Hillel sold all shares on June 11, 2018 in a private transaction. Percentage interests in shares of the Issuer’s common stock reported in this Schedule 13D are based on 3,018,000 total shares of common stock outstanding on March 13, 2018 as reported in the Issuer’s Form 10-Q for the quarterly period ended January 31, 2018.
(b) Hillel had the sole power to vote and dispose of 1,024,167 shares of the Issuer’s common stock until June 11, 2018.
(c) As discussed in Item 4 above, on May 8, 2018, Hillel and the other Sellers listed above entered into the Purchase Agreement with the Purchaser, pursuant to which the Purchaser agreed to purchase and the Sellers, severely but not jointly, agreed to sell an aggregate of 2,800,000 shares of the Issuer’s common stock. The closing occurred on June 11, 2018. The aggregate purchase price for the purchased shares was $440,000.00, or approximately $6.36 per share, which was paid in cash with Purchaser’s own funds at closing.
(d) No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Issuer’s common stock that were owned by Hillel.
(e) As of June 11, 2018, Hillel ceased to be the beneficial owner of more than five percent of the Issuer’s common stock.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Please see discussion of the Purchase Agreement in Item 4, which is hereby incorporated by reference.
Item 7. Material to Be Filed as Exhibits
The following exhibits are filed as exhibits hereto:
Exhibit No.	Description of Exhibit
99.1
Stock Purchase Agreement, dated May 8, 2018, among Hillel of Colorado, Robert Heckes, Iliff Street Capital, LLC, Underwood Family Partners, LTD, and Battersea Capital, Inc. as “Sellers” and Xin Dong as the “Purchaser”

99.2
First Amendment to Stock Purchase Agreement, dated May 30, 2018, among Hillel of Colorado, Robert Heckes, Iliff Street Capital, LLC, Underwood Family Partners, LTD, and Battersea Capital, Inc. as “Sellers” and Xin Dong as the “Purchaser”

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 12, 2018
/s/ Daniel W. Bennett
 Name: Daniel W. Bennett
Title: Executive Director, Hillel of Colorado
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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